--------                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION         OMB APPROVAL
|FORM 4|                                 Washington, D.C. 20549
--------                                                                         OMB Number: 3235-0287
/_/ Check this box if         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    no longer subject                                                            Expires: January 31, 2005
    to Section 16.
    Form 4 or Form 5      Filed pursuant to Section 16(a) of the Securities      Estimated average burden
    obligations may       Exchange Act of 1934, Section 17(a) of the Public      hours per response....0.5
    continue. See        Utility Holding Company Act of 1935 or Section 30(h)
    Instruction 1(b).           of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

         Wehr                          James
------------------------------------------------------------------------------
          (Last)                       (First)                  (Middle)

35 Jonathan Lane
------------------------------------------------------------------------------
                                     (Street)

South Windsor,                          CT                         06074
-------------------------------------------------------------------------------
         (City)                        (State)                     (Zip)

2. Issuer Name and Ticker or Trading Symbol DTF Tax-Free Income, Inc. (NYSE:DTF)
                                            -----------------------------------

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

-------------------------------------------------------------------------------

4. Statement for Month/Year  August 2002
                             ------------------------------

5. If Amendment, Date of Original (Month/Year)
                                               --------------------------------

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

___ Director    _X_ Officer              ___ 10% Owner      ___ Other
                    (give title below)                          (specify below)

                Vice President and Chief
                Investment Officer
                ------------------------                    -------------------
-------------------------------------------------------------------------------

7. Individual or Joint/Group Filing (Check Applicable Line)

_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

----------------------------------------------------------------------------------------------------------------------------------
1. Title       2. Trans-   3. Trans-     4. Securities Acquired (A)      5. Amount of         6. Ownership          7. Nature of
   of             action      action        or Disposed of (D)              Securities           Form:                 Indirect
   Security       Date        Code          (Instr. 3, 4 and 5)             Beneficially         Direct (D) or         Beneficial
   (Instr. 3)     (Month/     (Instr. 8)                                    Owned at             Indirect (I)          Ownership
                  Day/     -------------------------------------------      End of
                  Year)                                                     Month
                           Code     V     Amount     (A) or    Price        (Instr. 3 and 4)     (Instr. 4)            (Instr. 4)
                                                     (D)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock    8/5/2002    S             1,000       D        $15.80
                                          shares
----------------------------------------------------------------------------------------------------------------------------------
Common Stock    8/6/2002    S             100         D        $15.85
                                          shares
----------------------------------------------------------------------------------------------------------------------------------
Common Stock    8/7/2002    S             400         D        $15.85     8,500                  D
                                          shares                          shares
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

   Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

----------------------------------------------------------------------------------------------------------------------------------
1. Title       2. Conversion   3. Transaction  4. Transaction  5. Number          6. Date                7. Title and
   of             or Exercise     Date            Code            of Derivative      Exerciseable           Amount of
   Derivative     Price of        (Month/Day/     (Instr. 8)      Securities         and Expiration         Underlying
   Security       Derivative      Year)                           Acquired (A)       Date                   Securities
   (Instr.3)      Security                                        or Disposed        (Month/Day/Year)       (Instr. 3 and 4)
                                                                  of (D)
                                                                  (Instr. 3,
                                                                  4 and 5)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Amount or
                                                                                    Date     Expiration              Number of
                                                   Code   V       (A)     (D)    Exercisable    Date        Title      Shares
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
8. Price of       9. Number of Derivative      10. Ownership Form of        11. Nature of Indirect
   Derivative        Securities Beneficially       Derivative Securities        Beneficial Ownership
   Security          Owned at End                  Beneficially Owned           (Instr. 4)
   (Instr. 5)        of Month                      at End of Month
                     (Instr. 4)                    (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


    /s/ James Wehr                          8/26/02
-------------------------------         ---------------
**Signature of Reporting Person              Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, see
   Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

PRUDENTIAL (LOGO)                     Maria Master
                                      Vice President and Corporate Counsel
                                      Law Department-Mutual Funds
                                      Prudential Financial, Inc.
                                      Gateway Center Three
                                      100 Mulberry Street, 4th Floor
                                      Newark NJ 07102-4077
                                      Tel 973-367-3028 Fax 973-367-6349
                                      maria.master@prudential.com


                                      September 3, 2002
VIA OVERNIGHT MAIL
------------------

New York Stock Exchange
20 Broad Street
New York, NY 10005
Attention: Filing Desk

Re:    DTF Tax-Free Income, Inc. (the "Fund")
       Form 4 of James Wehr
       --------------------

Dear Sir or Madam:

     Enclosed for your records please find one copy of a Form 4 with respect to the Fund filed by Mr. Wehr, a Vice President and Chief Investment Officer of the Fund. This Form 4 was filed electronically with the Securities and Exchange Commission on September 3, 2002 via EDGAR. Please call me at 973-367-3028 if you have any questions relating to this filing. Thank you for your consideration.

     Please stamp the enclosed copy of this cover letter and return it in the enclosed envelope.

                                                Sincerely,


                                                /s/ Maria Master
                                                --------------------------
                                                Maria Master

Encl.

cc:    James Wehr
       Grace C. Torres
       Jack Benintende
       Frances Crisafulli